Exhibit 2.4

DESCRIPTION OF SHARE CAPITAL

The following section describes our issued share capital as of March 17, 2023, summarizes the material provisions of our Articles of Association and highlights certain differences in corporate law in Switzerland and the United States.

Capital structure

There were 2,484 shareholders registered in the share register on March 17, 2023. The distribution of shareholdings is divided as follows:

Number of
registered
shareholders on
Number of shares	March 17, 2023
1 to 100	215
101 to 1,000	828
1,001 to 10,000	1,061
10,001 to 100,000	340
100,001 to 1,000,000	33
1,000,001 to 10,000,000	6
Above 10,000,000	1
Total	2,484

The shareholder base on March 17, 2023 was constituted as follows:

Shareholder structure according to category of investors
(weighted by number of shares)
Private persons	31.03%
Institutional shareholders	40.89%
Holder of ADSs listed on Nasdaq not registered in the share register	19.97%
Non-identified	8.11%
Total	100.00%

Shareholder structure by country
(weighted by number of shares)
United States	6.21%
Switzerland	60.75%
Other	4.96%
Holder of ADSs listed on Nasdaq not registered in the share register	19.97%
Non-identified	8.11%
Total	100.00%

Capital

As of March 17, 2023, the share capital amounted to CHF 1,153,483.11 consisting of 115,348,311 issued shares with a nominal value of CHF 0.01 per share. As of March 28, 2023, we indirectly held 34,468,720 of our own shares. These shares are recorded as treasury shares, hence our outstanding capital amounted to 80,879,591 as of March 28, 2023.

Authorized share capital

On October 31, 2022, 32,636,476 new shares with a nominal value of CHF 0.01 each, fully subscribed by our subsidiary Addex Pharma SA, have been issued through authorized capital. As of March 17, 2023, our authorized capital was nil.

Conditional share capital

On October 26, 2022, 17,438,883 equity incentive units were exercised with 17,438,883 shares at a nominal value of CHF 0.01 being issued from conditional capital, of which 10,193,572 shares are subject to sales restrictions. These new shares are listed on SIX Swiss Exchange and have been registered in the trade register on December 15, 2022 in accordance with Swiss law.

Following the exercise of the 17,348,883 equity incentive units, our total conditional capital (capital conditionnel/bedingtes Kapital) amounted to CHF 151,975.93 as of March 17, 2023, allocated as follows.

According to article 3c(A) of the Articles, our share capital may be increased by a maximum aggregate amount of CHF 13,306.95 through the issuance of a maximum of 1,330,695 registered shares, which shall be fully paid-in, with a par value of CHF 0.01 per share by the exercise of option rights or subscription rights attached to equity sharing certificates (bons de jouissance) which our employees, directors and/or consultants are granted according to respective regulations of the Board. The pre-emptive rights of the shareholders are excluded. The acquisition of registered shares through the exercise of option rights or subscription rights granted to the holders of bons de jouissance and the subsequent transfer of the registered shares shall be subject to the transfer restrictions provided in article 5 of the Articles.

According to article 3c(B) of the Articles, our share capital may be increased by a maximum aggregate amount of CHF 138,668.98 through the issuance of a maximum of 13,866,898 registered shares, which shall be fully paid-in, with a par value of CHF 0.01 per share by the exercise of option and/or conversion rights which are granted to our shareholders and/or in connection with the issue of bonds or other financial instruments by us. In the case of such grants of option and/or conversion rights, the advanced subscription right of shareholders is excluded. The holders of option and/or conversion rights are entitled to receive the new shares. The Board shall determine the terms of the option and/or conversion rights. The acquisition of registered shares through the exercise of option or conversion rights and the subsequent transfer of the registered shares shall be subject to the transfer restrictions provided in article 5 of the Articles.

The Board is authorized to restrict or exclude the advanced subscription rights of shareholders:

●if the debt or other financial instruments and/or conversion rights or warrants are issued for the purpose of financing or refinancing of the acquisition of enterprises, parts of an enterprise, or participations or new investments;
●if such debt or other financial instruments and/or conversion rights or warrants are issued on the national or international capital markets and for the purpose of a firm underwriting by a banking institution or a consortium of banks with subsequent offering to the public; or
●if such debt or other financial instruments and/or conversion rights or warrants are issued for raising capital in a fast and flexible manner, which would not be achieved without the exclusion of the advanced subscription rights of the existing shareholders.

If the Board excludes the advance subscription rights, the followings shall apply: the issuance of convertible bonds or warrants or other financial market instruments shall be made at the prevailing market conditions (including dilution protection provisions in accordance with market practice) and the new shares shall be issued pursuant to the relevant conversion or exercise rights in connection with bond or warrant issue conditions. Conversion rights may be exercised during a maximum 10 -year period, and warrants may be exercised during a maximum 7-year period, in each case from the date of the respective issuance.

Changes in capital

Nominal share capital
December 31, 2020	CHF	32,848,635
December 31, 2021	CHF	49,272,952
December 31, 2022	CHF	1,153,483
March 17, 2023	CHF	1,153,483

Conditional share capital
December 31, 2020	CHF	16,424,317
December 31, 2021	CHF	24,636,476
December 31, 2022	CHF	151,976
March 17, 2023	CHF	151,976

Authorized share capital
December 31, 2020	CHF	16,424,317
December 31, 2021	CHF	24,636,476
December 31, 2022	CHF	—
March 17, 2023	CHF	—

Changes in capital in 2020

In 2020 there was no change in the share capital of the Company.

On June 9, 2020 the shareholders resolved to extend the term of the authorized capital to June 9, 2022.

Changes in capital in 2021

On June 16, 2021, the shareholders increased the authorized capital from CHF 9,524,317 to CHF 24,636,476 expiring on June 16, 2023 and the conditional capital from CHF 16,424,317 to CHF 24,636,476.

On April 23, 2021, we increased our capital from CHF 39,748,635 to CHF 49,272,952 through the issuance of 9,524,317 new registered shares at nominal value of CHF 1 each out of the authorized capital.

On January 8, 2021, we increased our capital from CHF 32,848,635 to CHF 39,748,635 through the issuance of 6,900,000 new registered shares at nominal value of CHF 1 each, in connection with a global offering of shares.

Changes in capital in 2022

On December 15, 2022, we increased our share capital from CHF 979,094 to CHF 1,153,483 through the issuance of 17,438,883 new registered shares at nominal value of CHF 0.01 each out of the conditional capital, following the exercise of 17,438,883 equity incentive units at a strike price of CHF 0.13 by Board Members, Executive Managers and other employees on October 26, 2022. Of the new issued shares, 10,193,572 are subjected to sales restrictions.

On October 31, 2022, we increased our share capital from CHF 652,729.52 to CHF 979,094.28 through the issuance of 32,636,476 new registered shares from our authorized capital to our fully owned subsidiary, Addex Pharma SA, at CHF 0.01 per share.

On May 9, 2022, the shareholders (i) increased the authorized capital from CHF 8,636,476 to CHF 32,636,476 and extended its term to May 9, 2024 and (ii) increased the conditional capital from CHF 24,636,476 to CHF 32,636,476. On the same date, the shareholders approved the reduction of the nominal value from CHF 1 to CHF 0.01 of all 65,272,952 issued shares, and of all shares issuable from the authorized capital and conditional capital. The approved reduction was registered by the Geneva’s commercial registry on July 19, 2022 and published on July 22, 2022, after the expiration of a period of two months from the publication in the Swiss Gazette of Commerce of three calls to creditors. Our share capital was thus reduced by a total amount of CHF 64,602,222.48 from CHF 65,272,952 to CHF 652,729.52, and the authorized capital and conditional capital were each reduced by a total amount of CHF 32,310,111.24 from CHF 32,636,476 to CHF 326,634.76. Our total number of issued shares (i.e. 65,272,952) as well as our total number of issuable shares out of the authorized capital and conditional capital were not affected by the reduction. The amount corresponding to the nominal reduction of our issued capital was allocated to capital contribution reserves and there was no distribution to shareholders.

On February 2, 2022, we increased our capital from CHF 49,272,952 to CHF 65,272,952 through the issuance of 16,000,000 new registered shares at nominal value of CHF 1 each out of the authorized capital.

For further information on changes in capital for the years ending December 31, 2022 and 2021, including changes in reserves, refer to the consolidated statements of changes in equity as well as note 12 of the audited consolidated financial statements incorporated by reference into this registration statement.

Shares and participation certificates

Addex has one class of shares, i.e. registered shares with a nominal value of CHF 0.01 per share. Each share is fully paid up and carries one vote and equal dividend rights, with no privileges. We have no participation certificates (bons de participation / Partizipationsscheine).

Equity Sharing certification

Equity sharing certificates are available for granting to our employees and/or directors and/or consultants under our equity incentive plan. Equity sharing certificates do not form part of the share capital, have no nominal value, and do not grant any right to vote nor to attend meetings of shareholders. There are 1,700 equity sharing certificates (bons de jouissance / Genussscheine). Each equity sharing certificate grants the right to subscribe for 1,000 of our shares and a right to liquidation proceeds calculated in accordance with article 34 of the Articles.

Our shares and equity sharing certificates are not certificated. Shareholders and equity sharing certificate holders are not entitled to request printing and delivery of certificates, however, any shareholder or equity sharing certificate holder may at any time request that we issue a confirmation of its holdings.

Limitations on transferability of shares and nominee registration

A transfer of uncertified shares is affected by a corresponding entry in the books of a bank or depository institution following an assignment in writing by the selling shareholder and notification of such assignment to Addex by the bank or the depository institution. If following a transfer of shares a shareholder wishes to vote at or participate in a shareholders’ meeting, such shareholder must file a share registration form in order to be registered in Addex’ share register with voting rights. Failing such registration, a shareholder may not vote at or participate in a shareholders’ meeting. The shares in the form of American Depositary Shares or ADSs are held by Citibank acting as depositary and voted at the shareholders’ meeting according to the instructions received from the ADS holders.

A purchaser of shares will be recorded in Addex’ share register as a shareholder with voting rights if the purchaser discloses its name, citizenship or registered office and address and gives a declaration that it has acquired the shares in its own name and for its own account.

Article 5 of the Articles provides that a person or entity that does not explicitly state in its registration request that it will hold the shares for its own account (Nominee) may be entered as a shareholder in the share register with voting rights for shares up to a maximum of 5% of the share capital as set forth in the commercial register. Shares held by a Nominee that exceed this limit are only registered in the share register with voting rights if such Nominee discloses the name, address and shareholding of any person or legal entity for whose account it is holding 1% or more of the share capital as set forth in the commercial register. The limit of 1% shall apply correspondingly to Nominees who are related to one another through capital ownership or voting rights or have a common management or are otherwise interrelated. A share being indivisible, hence only one representative of each share will be recognized. Furthermore, shares may only be pledged in favor of the bank that administers the bank entries of such shares for the account of the pledging shareholders. If the registration of shareholdings with voting rights was effected based on false information, the Board may cancel such registration with retroactive effect. There are no further rules in the Articles for granting exceptions and no exceptions were granted in 2021. The Articles do not contain any provisions on the procedure and conditions for cancelling privileges and limitations on transferability.

Convertible bonds and options

As of March 17, 2023, we had no convertible or exchangeable bonds or loans outstanding. As of March 17, 2023, we had a total of 31,311,347 equity incentive instruments, including 30,097,670 warrants and 1,213,677 shares reserved for the ESOP. The outstanding shares reserved for the ESOP are granted to non-executive Directors, Executive Management, employees or consultants of the Group. They vest over a four-year period and have a 1:1 subscription ratio, a ten-year expiration term and an exercise price between CHF 0.10 to CHF 3. For information on equity incentive plans for non-executive Directors, executive management and employees, refer to note 13 of the audited consolidated financial statements incorporated by reference into this registration statement.

5,866,898 of the warrants outstanding have been granted to investors in connection with the capital increase of March 28, 2018. Each warrant entitles the investor to subscribe (which may be exercised without any specific conditions) to one registered share at a price of CHF 3.43 during a seven-year period.

24,230,772 of the warrants outstanding have been granted to one investor through two offerings. On December 21, 2021, 9,230,772 warrants in the form of 1,538,462 ADSs have been granted with a strike price of USD 6.50 per ADS (CHF 1 per share). Each ADS represents 6 shares listed on SIX Swiss Exchange. Warrants will expire six years after their issuance, on December 21, 2027. Their subscription ratio is 1:1. On July 26, 2022, 15,000,000 warrants in the form of 2,500,000 ADS listed on Nasdaq Stock Market have been granted with a strike price of USD 1.90 per ADS (CHF 0.30 per share). Each ADS represents 6 shares listed on SIX Swiss Exchange. Warrants will expire five years after their issuance, on July 26, 2027. Their subscription ratio is 1:1.

Stock Exchange Listing

Our ADSs have been listed on Nasdaq, under the symbol “ADXN” since January 29, 2020 and our shares have been listed on SIX under the ticker symbol “ADXN” since May 21, 2007.

Registrar of Shares, Depositary for ADSs

Our share register is maintained by ShareCommService AG. The share register reflects only record owners of our shares. Holders of ADSs representing our shares will not be treated as our shareholders and their names will therefore not be entered in our share register. Citibank, N.A. acts as the depositary for the ADSs representing our shares and the custodian for shares represented by ADSs is Citibank Zurich.

Holders of ADSs representing our shares have a right to receive the shares underlying such ADSs. For discussion on ADSs representing our shares and rights of ADS holders, see the section entitled “Description of American Depositary Shares” in this prospectus.

Notification and Disclosure of Substantial Share Interests

Under the applicable provisions of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 2015, or the Financial Market Infrastructure Act (“FMIA”), persons who directly, indirectly or in concert with other parties acquire or dispose of our shares, purchase rights or obligations relating to our shares (the “Purchase Positions”) or sale rights or obligations relating to our shares (the “Sale Positions”), and thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33∕%, 50% or 66∕% of our voting rights (whether exercisable or not) must notify us and the Disclosure Office of the SIX of such acquisition or disposal in writing within four trading days. Within two trading days of the receipt of such notification, we must publish such information via the SIX’s electronic publishing platform. For purposes of calculating whether a threshold has been reached or crossed, shares and Purchase Positions, on the one hand, and Sale Positions, on the other hand, may not be netted. Rather, the shares and Purchase Positions and the Sale Positions must be accounted for separately and may each trigger disclosure obligations if the respective positions reach, exceed or fall below one of the thresholds. In addition, actual share ownership must be reported separately if it reaches, exceeds or falls below one of the thresholds.

Pursuant to Article 663c of the CO, Swiss corporations whose shares are listed on a stock exchange must disclose their significant shareholders and their shareholdings in the notes to their balance sheet, where this information is known or ought to be known. Significant shareholders are defined as shareholders and groups of shareholders linked through voting rights who hold more than 5% of all voting rights.

Duty to make an offer

The shareholders have resolved to include in our Articles of Association an opting-out provision exempting Growth Equity Opportunities Fund IV, LLC, c/o New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093, and New Leaf Biopharma Opportunities I, L.P., 7 Times Square, Suite 3502, New York, NY 10036, United Stated, in each case including their direct or indirect partners or shareholders as well as any other entity or person (whether incorporated or not) that alone or together with others controls or otherwise holds any interest in them, from the duty to make a mandatory tender offer pursuant to Art. 135 of the Swiss Financial Markets Infrastructure Act (FMIA) based on Art. 125 para. 3 FMIA. The opting-out clause is limited in time and expired on March 21, 2023, with effect for any crossing of the threshold pursuant to Art. 135 FMIA which occurs thereafter. The extension of the opting out will be discussed during the next annual general assembly that is planned to be held the week of May 22, 2023. The extension of opting out clause by the next annual general assembly, would permit the investors mentioned in the opting-out clause , when acting alone or in concert pursuant to Art. 135 FMIA, to be exempted from the duty pursuant to Art. 135 FMIA to make a mandatory tender offer to the other shareholders. Different from other companies listed in Switzerland which have no opting-out clause, upon reaching the threshold of 33% of our voting rights (whether exercisable or not) by the investors mentioned in the opting-out clause, the shareholders will neither benefit from the option to sell their shares in a mandatory tender offer nor from minority shareholder protection rules related to such mandatory tender offers.

On August 18, 2022, the Swiss Takeover Board granted, subject to certain conditions, an exemption to Addex Pharma SA from the obligation to make an offer in relation to the acquisition of shares in Addex. After such acquisition, which occurred on October 31, 2022, Addex Pharma SA temporarily exceeded the shareholding threshold of 33 1/3 % of the voting rights in Addex. On December 19, 2022, Addex Pharma reduced its shareholding in Addex below the threshold of 33 1/3% of the voting rights, thus complying with all conditions of the exemption.